Mail Stop 3561

June 8, 2007

Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, New York 10580

Wayne Merck
President and Chief Executive Officer
K2, Inc.
5818 El Camino Real
Carlsbad, CA 92008

> **Re:** **Jarden Corporation**
> **Registration Statement on Form S-4**
> **Filed May 11, 2007**
> **File No. 333-142883**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 1-13665**
>
> **K2, Inc.**
> **Form 10-Q for the period ended March 31, 2007**
> **File No. 1-04290**

Dear Messrs. Franklin and Merck:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter to Stockholders/ Front Cover Page of Prospectus

1. Please disclose the aggregate dollar consideration to be paid to the K2
    shareholders and to the K2 debenture holders.

Summary, page 4

2. Please disclose whether K2 has any walk-away rights in the event Jarden's stock
    price falls below a certain price.

Merger Consideration, page 5

3. Please describe, here and in the body of the prospectus, the K2 convertible
    debentures and the merger consideration for the holders of K2 convertible
    debentures.

4. We note that each share of K2 common stock outstanding immediately prior to
    the effective time of the merger will be exchanged for $10.85 in cash and 0.1086
    of a share of your common stock. We further note that the fractional share
    amount may change based on average future prices of your common stock. Since
    your pro forma financial statements reflect preliminary assumptions, such as the
    price of your common stock and the number of K2 shares outstanding, as of the
    April 25, 2007 announcement date and those assumptions will not be finalized
    until the effective time of the merger, please demonstrate how your proposed
    accounting treatment upon recording this transaction will comply with the
    guidance in paragraphs 29-31 and 48-49 of SFAS 141, EITF 97-15, and Issue 2 of
    EITF 99-12. In particular, please tell us the expected acquisition date you intend
    to use for accounting purposes if not April 25, 2007, the measurement date you
    intend to use in measuring the value of consideration to be provided to K2
    shareholders and how you intend to account for the contingency based on your
    future stock prices in determining the cost of the acquisition.

The Merger is Subject to Antitrust Laws, page 11

5. If applicable, please describe any other regulatory approvals that must be obtained
    in connection with the transactions and the status of any approvals being sought.
    Refer to Item 14(b)(5) of Schedule 14A.

Risk Factors, page 18

6. Your introductory paragraph implies that there may additional risks not discussed
    in this section. Please note that all material risk factors must be disclosed in the
    proxy statement/ prospectus. Please revise the introductory paragraph of this

section to eliminate the implication that you have not discussed all material risks, and revise as necessary to include a discussion of all material risks in your Risk Factors section.

Unaudited Pro Forma Condensed Combined Financial Information, page 23

7. You disclose on page 62 that you intend to offer some of K2's directors and executive officers retention benefits. Please confirm that these benefits are excluded from your pro forma financial statements since the amounts are not yet factually supportable. If expected to be material, please disclose the nature of these and other similar payments in the footnotes to your pro forma financial statements.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 26

8. We note that you include a $15.0 million debt make-whole payment in the K2 purchase price allocation. Citing authoritative accounting guidance, please explain why inclusion of this payment in the purchase price is appropriate. If you assume this debt in the purchase price allocation and then refinance the debt, please tell us why this amount would not be expensed as incurred when paid.

9. Please tell us and disclose the nature of the $6.3 million estimated beneficial conversion component discussed in note (c)(6). Please ensure you explain why it is appropriate to reflect the beneficial conversion feature as part of the purchase price and how you calculated the amount.

10. You disclose $921.5 million of new debt issuances in note (h). Please disclose the relevant terms of these debt issuances, including applicable interest rates and maturities. Please also disclose or cross-reference the relevant terms of the K2 debt expected to be refinanced.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 31

11. Please note that pro forma interest expense should be based on either the current interest rate or the interest rate for which you have a commitment. If current interest rates have been reflected in the table, please revise footnote (e) to clearly disclose that information.

12. Please disclose the hypothetical effect on income of a 1/8% variance in interest rates.

13. Please tell us how the $1.2 million charge for debt settlement costs described in footnote (f) is directly attributable to your acquisition of K2 and why it should be excluded from your pro forma statement of operations. Your pro forma financial statements should include all historical expenses that were necessary to conduct your business. While we realize that this charge will not continue going forward, it appears this charge was recorded in the historical financial statements and was not directly affected by the transaction. If you determine that this charge was not directly attributable to the K2 acquisition, please revise your pro forma statements of operations accordingly.

Background of the Merger, page 38

14. Please expand the background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting among representatives of K2 and Jarden. Please also revise so that it is clear how the final structure and material terms were reached.

K2's Reasons for the Transactions, page 46

15. We note the factors considered by the K2 board of directors in recommending the merger agreement. Please revise this section to discuss in more specific detail how each factor impacted your decision to recommend the transaction. For example, we note disclosure noting potential synergies from the combined companies. Please quantify and describe these synergies in greater detail. We also note that the board considered alternatives to the transaction that would maximize shareholder value, including continuing as an independent company, engaging in another business combination or sale transaction or a going private transaction. Please fully discuss the alternatives you considered and explain why the board of directors chose to pursue the current transaction.

Opinion of K2's Financial Advisor, page 51

16. Please provide us with copies of any materials prepared by Blackstone in connection with its fairness opinion, including draft opinions, reports or appraisals provided to K2's board of directors and any summaries of presentations made to the board of directors, such as the financial, economic and market data and discount studies. To the extent the materials listed above differ from the opinions, reports or appraisals delivered to the board of directors, please describe them in your disclosure. In addition, any non-public information used by Blackstone in formulating its fairness opinion should be summarized in the filing.

17. We note that the financial advisor relied on estimates provided by IBES. Please tell us whether this data is publicly available. If the data was prepared specifically for the parties and the financial advisor, then please file a consent.

18. We note that you state that the $1 million fee is not contingent on the conclusions reached or the completion of the merger. Please revise to describe when the fee will be paid by K2.

Financial Analyses of Blackstone, page 53

Historical Stock Trading Prices and Implied Premiums, page 53

19. Please revise to describe the public transactions that were valued between $500 and $1.5 billion or if these transactions are a subgroup of the selected transactions on page 54, then revise to describe the subgroup. In addition, please describe how the results of this analysis supported the fairness determination, given that the mean premium of 27.2% is higher than the recent implied premiums disclosed on page 53.

K2 Selected Companies Analysis, page 55

20. Please provide the data to which you refer for each comparable company in this analysis summary and show how that information resulted in the values already disclosed. Please also describe why particular multiples or measures were used. In addition, please discuss how the selected companies had similar operations to K2. Please apply this comment to the disclosure on page 57 regarding Jarden.

K2 Discounted Cash Flow Analysis, page 56

21. Please describe why the terminal EBITDA multiple range of 7.5x to 8.5x and the EBITDA margins of 8.7% to 9.5% were used. Similarly, under the discussion of the Jarden Discounted Cash Flow Analysis, please describe why the discount rates of 8-10% and exit multiple range of 8.5x to 9.5x were used.

Pro Forma Merger Analysis, page 58

22. Please revise to summarize the results of this analysis.

Certain Litigation Relating to the Merger, page 69

23. Please continue to update the status of this litigation.

Jarden Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Financial Data, page 33

24. We note that you quantify the elimination of manufacturer's profit in inventory resulting from the flow through of purchase accounting adjustments. Considering that the acquired inventories were required to be stepped-up from their historical book values under SFAS 141 and released through cost of sales, it is not clear why you quantify these costs throughout your filing. Accordingly, we believe you should remove quantifications of the flow through of inventory step-up from future filings. In discussing the impact of acquired inventory on your operating results, we believe a more appropriate presentation would be a discussion in the Management's Discussion & Analysis section of the negative impact those sales had on your overall gross profit percentage. Please also revise your statements of cash flows in future filings to include manufacturer's profit in acquired inventory in the inventory line item.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Comparing 2006 to 2005, page 37

25. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify in future filings, where possible, the extent to which each change contributed to the overall change in that line item. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose that the increase in Branded consumables net sales from fiscal 2005 to 2006 was primarily due to acquisitions and increased demand in certain products. While this information is beneficial to the reader, please quantify the extent to which the change is attributable to acquisitions and the increased demand in the specified products and explain in reasonable detail the reasons why sales of the specified products increased. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 1. Business and Significant Accounting Policies, page 57

26. In future filings, please disclose your accounting policy for recognition of reorganization and acquisition-related integration costs.

Note 3. Acquisitions, page 64

27. We note that contingent consideration of $10 million was payable to the sellers of USPC as of December 31, 2006 under an earn-out provision. Please confirm that the amount payable was reflected as an addition to goodwill as of fiscal year-end.

Note 6. Goodwill and Intangibles, page 67

28. Please tell us the nature and circumstances surrounding the purchase accounting adjustments to goodwill recorded during fiscal year 2006. Please confirm that you will disclose the nature of material purchase accounting adjustments in future filings.

Note 11. Commitments and Contingencies, page 74

29. You disclose that you have been identified as a Potentially Responsible Party in environmental remediation matters. Due to the potential significance of these environmental projects, we feel that additional detailed disclosures in the Management's Discussion & Analysis section and in the financial statement footnotes regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. For example, as discussed in paragraph 9 of SFAS 5, we believe that the amounts accrued for these matters may need to be disclosed. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to this or other contingent liabilities, such as those involving the class action lawsuits discussed on page 76, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. Please note that the term reasonably possible, as described in paragraph .160 of SOP 96-1, spans a significant range starting from remote and ending with probable. Other disclosures, as further described in SAB Topic 5-Y, may be necessary, including:

- The circumstances affecting the reliability and precision of loss estimates;

- The extent to which unasserted claims are reflected in the accruals or may affect the magnitude of the contingency;

- Whether, and to what extent, losses may be recoverable from third parties;

- The timing of payments of accrued and unrecognized amounts;

- The material components of the accruals and significant assumptions underlying estimates;

- The recurring costs of managing hazardous substances and pollutions in ongoing operations;

- Mandated expenditures to remediate previously contaminated sites; and

- Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances.

See the guidance provided in SFAS 5, SAB Topic 5-Y, and SOP 96-1.

Note 13. Equity and Stock Option Plans, page 79

30. Please tell us and disclose your method of recording compensation cost on your restricted stock issuances, including those with performance conditions, market conditions, and a combination of both. Please also tell us how you treat nonvested restricted shares with performance and/or market conditions in your diluted earnings per share computations.

Note 14. Earnings Per Share Calculation, page 83

31. Please disclose the number of potentially dilutive securities excluded from the calculation of diluted earnings per share because their inclusion would have been antidilutive. See paragraph 40(c) of SFAS 128.

Valuation and Qualifying Accounts and Reserves, page 111

32. We note footnote (2) to your valuation and qualifying accounts schedule that indicates the "other" changes in your reserve accounts principally consist of business acquisitions and foreign currency translation. Please tell us how you determined it was appropriate to carry-over acquiree accounts receivable reserves in light of the guidance in SOP 03-3.

Exhibit 12.1 Ratio of Earnings to Fixed Charges Calculation

33. Please tell us how the add-back to earnings of your fiscal 2005 extraordinary loss from early extinguishment of debt to complies with Item 503(d)(1)(C) of Regulation S-K.

K2 Inc. Form 10-Q for the Quarterly Period Ended March 31, 2007

Note 13 – Contingencies, page 22

34. You disclose on page 26 that you received a notice of liability from the IRS asserting transferee liability for federal income taxes of $16.5 million. Please explain how you determined this loss contingency was not probable or reasonably estimable under SFAS 5 as of quarter end.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mitchell D. Hollander, Esq.
        Kane Kessler, P.C.
        Fax: (212) 245-3009